UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

ANALEX CORPORATION

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

032653107

(CUSIP Number of Class of Securities)

Jon M. Stout

13380 West Polo Road (#104A)

Wellington, FL 33414

(561) 792-6965

Copy To:

Jonathan F. Wolcott

2099 Pennsylvania Avenue, N.W.

Suite 100

Washington, D.C. 20006

(202) 457-7168

(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule13d-1(b)(3) or (4), check the following box.  ☐

SCHEDULE 13D

CUSIP No.

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Jon M. Stout (individually, and as trustee of the Stout Dynastic Trust and manager of S.Co., LLC)

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,351,514(1) 8. Shared Voting Power 2,885,013(2) 9. Sole Dispositive Power 3,351,514(1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,236,527(3)(4)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 36.8%(5)

14.	Type of Reporting Person IN

(1)	Includes 127,168 shares held by Mr. Stout, 1,515,422 shares held by the Stout Dynastic Trust, of which Mr. Stout is the trustee and 740,605 shares held by S Co., LLC, of which Mr. Stout is the manager; includes 235,161 and 668,158 shares issuable upon the exercise of warrants held by Mr. Stout and the Stout Dynastic Trust, respectively; includes 65,000 shares issuable upon the exercise of options held by Mr. Stout.
(2)	Includes 166,634 shares held by Patricia Stout (Mr. Stout’s wife), 89,776 shares held by Shawna Stout (Mr. Stout’s daughter) and 89,776 shares held by Marcus Stout (Mr. Stout’s son); includes 230,769 shares issuable upon the exercise of warrants held by Patricia Stout; includes 6,670 shares issuable upon the exercise of options held by Shawna Stout; includes 2,306,391 shares held directly by others (including J. Richard Knop and C.W. Gilluly) or issuable upon exercise of options and warrants held by others (including Mr. Knop and Mr. Gilluly) over which Mr. Stout has shared voting power pursuant to the Voting Agreement, dated as of March 30, 2000, by and among Mr. Stout, Patricia Stout, the Stout Dynastic Trust, Mr. Knop, Mr. Gilluly and certain other investors in the Company (the “March 2000 Voting Agreement”).
(3)	May be deemed to beneficially own all shares beneficially owned by all persons in the group making this statement, or 9,535,745 shares.

(4)	Includes 127,168 shares held by Mr. Stout, 166,634 shares held by Patricia Stout, 1,515,422 held by the Stout Dynastic Trust, 740,605 shares held by S Co., LLC, 89,776 shares held by Marcus Stout and 89,776 shares held by Shawna Stout; includes 235,161, 230,769 and 668,158 shares issuable upon the exercise of warrants held by Mr. Stout, Patricia Stout and the Stout Dynastic Trust, respectively; includes 65,000 and 6,670 shares issuable upon the exercise of options held by Mr. Stout and Shawna Stout, respectively; includes 2,306,391 shares held directly by others (including Mr. Knop and Mr. Gilluly) or issuable upon exercise of options and warrants held by others (including Mr. Knop and Mr. Gilluly) over which Mr. Stout has shared voting power pursuant to the March 2000 Voting Agreement.
(5)	May be deemed to beneficially own all shares beneficially owned by all persons in the group making this statement, or 56.3%.

CUSIP No.

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Patricia W. Stout

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 397,403(1) 8. Shared Voting Power 5,839,124(2) 9. Sole Dispositive Power 397,403(1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,236,527(3)(4)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 36.8%(5)

14.	Type of Reporting Person IN

(1)	Includes 166,634 shares held by Mrs. Stout and 230,769 shares issuable upon the exercise of warrants held by Mrs. Stout.
(2)	Includes 127,161 shares held by Mr. Stout, 89,776 shares held by Shawna Stout and 89,776 shares held by Marcus Stout; includes 230,769 shares issuable upon the exercise of warrants held by Patricia Stout; includes 6,670 shares issuable upon the exercise of options held by Shawna Stout; includes 2,306,391 shares held directly by others (including J. Richard Knop and C.W. Gilluly) or issuable upon exercise of options and warrants held by others (including Mr. Knop and Mr. Gilluly) over which Mrs. Stout has shared voting power pursuant to the Voting Agreement, dated as of March 30, 2000, by and among Mr. Stout, Patricia Stout, the Stout Dynastic Trust, Mr. Knop, Mr. Gilluly and certain other investors in the Company (the “March 2000 Voting Agreement”).
(3)	May be deemed to beneficially own all shares beneficially owned by all persons in the group making this statement, or 9,535,745 shares.
(4)	Includes 127,168 shares held by Mr. Stout, 166,634 shares held by Patricia Stout, 1,515,422 held by the Stout Dynastic Trust, 740,605 shares held by S Co., LLC, 89,776 shares held by Marcus Stout and 89,776 shares held by Shawna Stout; includes 235,161, 230,769 and 668,158 shares issuable upon the exercise of warrants held by Mr. Stout, Patricia Stout and the Stout Dynastic Trust, respectively; includes 65,000 and 6,670 shares issuable upon the exercise of options held by Mr. Stout and Shawna Stout, respectively; includes 2,306,391 shares held directly by others (including Mr. Knop and Mr. Gilluly) or issuable upon exercise of options and warrants held by others (including Mr. Knop and Mr. Gilluly) over which Mr. Stout has shared voting power pursuant to the March 2000 Voting Agreement.

(5)	May be deemed to beneficially own all shares beneficially owned by all persons in the group making this statement, or 56.3%.

1.	Name of Reporting Person, I.R.S. Identification No. of above person Stout Dynastic Trust

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds AF Jon M. Stout

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,183,580(1) 8. Shared Voting Power 4,052,947(2) 9. Sole Dispositive Power 2,183,580(1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,236,527(3)(4)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 36.8%(5)

14.	Type of Reporting Person OO

(1)	Includes 1,515,422 shares held by the Stout Dynastic Trust and 668,158 shares issuable upon the exercise of warrants held by the Stout Dynastic Trust.
(2)	Includes 127,168 shares held by Mr. Stout, 166,634 shares held by Patricia Stout, 740,605 shares held by S Co., LLC, 89,776 shares held by Marcus Stout and 89,776 shares held by Shawna Stout, includes 235,161 and 230,769 shares issuable upon the exercise of warrants held by Mr. Stout and Patricia Stout, respectively; includes 65,000 and 6,670 shares issuable upon the exercise of options held by Mr. Stout and Shawna Stout, respectively; includes 2,306,391 shares held directly by others (including J. Richard Knop and C.W. Gilluly) or issuable upon exercise of options and warrants held by others (including Mr. Knop and Mr. Gilluly) over which Mr. Stout has shared voting power pursuant to the Voting Agreement, dated as of March 30, 2000, by and among Mr. Stout, Patricia Stout, the Stout Dynastic Trust, Mr. Knop, Mr. Gilluly and certain other investors in the Company (the “March 2000 Voting Agreement”).
(3)	May be deemed to beneficially own all shares beneficially owned by all persons in the group making this statement, or 9,535,745 shares.
(4)	Includes 127,168 shares held by Mr. Stout, 166,634 shares held by Patricia Stout, 1,515,422 held by the Stout Dynastic Trust, 740,605 shares held by S Co., LLC, 89,776 shares held by Marcus Stout and 89,776 shares held by Shawna Stout; includes 235,161, 230,769 and 668,158 shares issuable upon the exercise of warrants held by Mr. Stout, Patricia Stout and the Stout Dynastic Trust, respectively; includes 65,000 and 6,670 shares issuable upon the exercise of options held by Mr. Stout and Shawna Stout, respectively; includes 2,306,391 shares held directly by others (including Mr. Knop and Mr. Gilluly) or issuable upon exercise of options and warrants held by others (including Mr. Knop and Mr. Gilluly) over which Mr. Stout has shared voting power pursuant to the March 2000 Voting Agreement.

(5)	May be deemed to beneficially own all shares beneficially owned by all persons in the group making this statement, or 56.3%.

1.	Name of Reporting Person, I.R.S. Identification No. of above person S Co., LLC

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds AF Jon M. Stout

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 740,605 8. Shared Voting Power 5,495,922(1) 9. Sole Dispositive Power 740,605 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,236,527(2)(3)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 36.8%(4)

14.	Type of Reporting Person OO

(1)	Includes 127,168 shares held by Mr. Stout, 166,634 shares held by Patricia Stout, 1,515,422 held by the Stout Dynastic Trust, 89,776 shares held by Marcus Stout and 89,776 shares held by Shawna Stout; includes 235,161, 230,769 and 668,158 shares issuable upon the exercise of warrants held by Mr. Stout, Patricia Stout and the Stout Dynastic Trust, respectively; includes 65,000 and 6,670 shares issuable upon the exercise of options held by Mr. Stout and Shawna Stout, respectively; includes 2,306,391 shares held directly by others (including J. Richard Knop and C.W. Gilluly) or issuable upon exercise of options and warrants held by others (including Mr. Knop and Mr. Gilluly) over which Mr. Stout has shared voting power pursuant to the Voting Agreement, dated as of March 30, 2000, by and among Mr. Stout, Patricia Stout, the Stout Dynastic Trust, Mr. Knop, Mr. Gilluly and certain other investors in the Company (the “March 2000 Voting Agreement”).
(2)	May be deemed to beneficially own all shares beneficially owned by all persons in the group making this statement, or 9,535,745 shares.
(3)	Includes 127,168 shares held by Mr. Stout, 166,634 shares held by Patricia Stout, 1,515,422 held by the Stout Dynastic Trust, 740,605 shares held by S Co., LLC, 89,776 shares held by Marcus Stout and 89,776 shares held by Shawna Stout; includes 235,161, 230,769 and 668,158 shares issuable upon the exercise of warrants held by Mr. Stout, Patricia Stout and the Stout Dynastic Trust, respectively; includes 65,000 and 6,670 shares issuable upon the exercise of options held by Mr. Stout and Shawna Stout, respectively; includes 2,306,391 shares held directly by others (including Mr. Knop and Mr. Gilluly) or issuable upon exercise of options and warrants held by others (including Mr. Knop and Mr. Gilluly) over which Mr. Stout has shared voting power pursuant to the March 2000 Voting Agreement.

(4)	May be deemed to beneficially own all shares beneficially owned by all persons in the group making this statement, or 56.3%.

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person J. Richard Knop(1)

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,115,082(2) 8. Shared Voting Power 5,121,445(3) 9. Sole Dispositive Power 1,115,082(2) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,236,527(4)(5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 36.8%(6)

14.	Type of Reporting Person IN

(1)	The information contained in this statement amends the information with respect to Mr. Knop contained in Amendment No. 2 to Schedule 13D dated November 5, 2001 and filed with the SEC on November 16, 2001 by Jon M. Stout, Patricia W. Stout, the Stout Dynastic Trust, Mr. Knop and John D. Sanders.
(2)	Includes 792,135 shares held by Mr. Knop and 322,947 shares issuable pursuant to warrants held by Mr. Knop.
(3)	Includes shares held by others (including Mr. Stout, Patricia Stout, the Stout Dynastic Trust, S. Co, LLC and C.W. Gilluly) and shares issuable upon the exercise of options and warrants held by others (including Mr. Stout, Patricia Stout, the Stout Dynastic Trust, S. Co, LLC and Mr. Gilluly) over which Mr. Knop has shared voting power pursuant to the Voting Agreement, dated as of March 30, 2000, by and among Mr. Stout, Patricia Stout, the Stout Dynastic Trust, Mr. Knop, Mr. Gilluly and certain other investors in the Company (the “March 2000 Voting Agreement”).
(4)	May be deemed to beneficially own all shares beneficially owned by all persons in the group making this statement, or 9,535,745 shares.
(5)	Includes 792,135 shares held by Mr. Knop and 322,947 shares issuable pursuant to warrants held by Mr. Knop; includes 5,121,445 shares held by others (including Mr. Stout, Patricia Stout, the Stout Dynastic

Trust, S. Co, LLC and Mr. Gilluly) and shares issuable upon the exercise of options and warrants held by others (including Mr. Stout, Patricia Stout, the Stout Dynastic Trust, S. Co, LLC and Mr. Gilluly) over which Mr. Knop has shared voting power pursuant to the March 2000 Voting Agreement.
(6)	May be deemed to beneficially own all shares beneficially owned by all persons in the group making this statement, or 56.3%.

1.	Name of Reporting Person, I.R.S. Identification No. of above person C.W. Gilluly(1)

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,134,781(2) 8. Shared Voting Power 0 9. Sole Dispositive Power 1,134,781(2) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,134,781(2)(3)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares 7.4%(4)	☐

13.	Percent of Class Represented by Amount in Row (11)

14.	Type of Reporting Person IN

(1)	The information contained in this statement amends the information with respect to Mr. Gilluly contained in the Schedule 13D dated November 5, 2001 and filed with the SEC on November 16, 2001 by Mr. Gilluly.
(2)	Includes 610,875 shares held by Mr. Gilluly, 400,000 shares issuable upon the exercise of warrants held by Mr. Gilluly, 1,667 shares issuable upon the exercise of options held by Mr. Gilluly and 122,239 shares held by AMASYS Corporation, of which Mr. Gilluly is the controlling stockholder.
(3)	May be deemed to beneficially own all shares beneficially owned by all persons in the group making this statement, or 9,535,745 shares.
(4)	May be deemed to beneficially own all shares beneficially owned by all persons in the group making this statement, or 56.3%.

1.	Name of Reporting Person, I.R.S. Identification No. of above person Peter Belford, Sr. (1)

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds SC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,108,397 8. Shared Voting Power 0 9. Sole Dispositive Power 1,108,397 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,108,397(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares 7.4%(3)	☐

13.	Percent of Class Represented by Amount in Row (11)

14.	Type of Reporting Person IN

(1)	The information contained in this statement amends the information with respect to Mr. Belford contained in the Schedule 13D dated November 5, 2001 and filed with the SEC on November 16, 2001 by Mr. Belford.
(2)	May be deemed to beneficially own all shares beneficially owned by all persons in the group making this statement, or 9,535,745 shares.
(3)	May be deemed to beneficially own all shares beneficially owned by all persons in the group making this statement, or 56.3%.

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Lese Ann Kodger(1)

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds SC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,447,831 8. Shared Voting Power 0 9. Sole Dispositive Power 1,447,831 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,447,831(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%(3)

14.	Type of Reporting Person IN

(1)	The information contained in this statement amends the information with respect to Ms. Kodger contained in the Schedule 13D dated November 5, 2001 and filed with the SEC on November 16, 2001 by Ms. Kodger.
(2)	May be deemed to beneficially own all shares beneficially owned by all persons in the group making this statement, or 9,535,745 shares.
(3)	May be deemed to beneficially own all shares beneficially owned by all persons in the group making this statement, or 56.3%.

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Gerald McNichols

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 742,990(1) 8. Shared Voting Power 0 9. Sole Dispositive Power 742,990(1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 742,990(1)(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 5.0%(3)

14.	Type of Reporting Person IN

(1)	Includes 728,820 shares held by Mr. McNichols and 14,170 shares issuable upon the exercise of options held by Mr. McNichols.
(2)	May be deemed to beneficially own all shares beneficially owned by all persons in the group making this statement, or 9,535,745 shares.
(3)	May be deemed to beneficially own all shares beneficially owned by all persons in the group making this statement, or 56.3%.

Item 1. Security and Issuer

The class of security to which this statement relates is the common stock, par value $0.02 per share (the “Common Stock”) of Analex Corporation, a corporation organized under the laws of Delaware (the “Company”). The Company’s principal executive office is located at 5904 Richmond Highway, Suite 300, Alexandria, Virginia 22303.

Item 2. Identity and Background

This statement is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of Jon M. Stout, Patricia W. Stout, the Stout Dynastic Trust, S Co., LLC, J. Richard Knop, C.W. Gilluly, Peter Belford, Sr., Lese Ann Kodger and Gerald McNichols (each individually, a “Reporting Person” and collectively, the “Reporting Persons”).

On July 18, 2003, the Company entered into a Purchase Agreement (the “Pequot Purchase Agreement”) with Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Fund III, L.P. (collectively, “Pequot”), pursuant to which the Company has agreed to sell to Pequot convertible preferred stock and associated warrants for an aggregate purchase price of approximately $15.0 million and $10.0 million aggregate principal amount of secured subordinated convertible notes and associated warrants. On the same date, the Company entered into a Securities Repurchase Agreement (the “Stout Repurchase Agreement”), with Jon M. Stout, Patricia W. Stout, the Stout Dynastic Trust, S Co., LLC, Shawna Stout (Mr. Stout’s daughter and a director of the Company) and Marcus Stout (Mr. Stout’s son) (collectively, the “Stout Parties), pursuant to which the Company agreed to purchase from the Stout Parties, and the Stout Parties agreed to sell to the Company, an aggregate of 2,625,451 shares of Common Stock and warrants and options exercisable to purchase an aggregate of 1,209,088 shares of Common Stock for an aggregate purchase price of $9,166,844.21. The transactions contemplated by the Pequot Purchase Agreement and the Stout Repurchase Agreement are referred to herein collectively as the “Pequot Transaction.”

On July 18, 2003, as a condition to the Company’s entering into the Pequot Purchase Agreement, the Reporting Persons have entered into a Voting Agreement (the “Pequot Transaction Voting Agreement”), pursuant to which the Reporting Persons have agreed that, at any meeting of the stockholders of the Company, or in connection with any action proposed to be taken by the stockholders of the Company, such stockholders will vote specified shares over which they have direct ownership in favor of the adoption of the Pequot Purchase Agreement and the approval of the transactions contemplated thereby.

As a result of their entering into the Pequot Transaction Voting Agreement, the Reporting Persons may be deemed to constitute a group for the purposes of Rule 13d-5 under the Exchange Act.

Information with respect to each Reporting Person is provided below:

(a) NAME OF REPORTING PERSON	(b) RESIDENCE OR BUSINESS ADDRESS	(c) PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED (IF APPLICABLE)	(f) CITIZENSHIP OR PLACE OF ORGANIZATION
Jon M. Stout	13380 West Polo Road #104A Wellington, FL 33414	Chairman Analex Corporation, a government and defense contractor 5904 Richmond Highway Suite 300 Alexandria, VA 22303	U.SA.

Patricia W. Stout	13380 West Polo Road #104A Wellington, FL 33414	Not applicable	U.S.A.

Stout Dynastic Trust	13380 West Polo Road #104A Wellington, FL 33414	Not applicable	Delaware

S Co., LLC	13380 West Polo Road #104A Wellington, FL 33414	Not applicable	Delaware

J. Richard Knop	One Discovery Square 12010 Sunset Hills Road Suite 700 Reston, VA 20190	Chairman and Co-CEO Windsor Group, LLC, and investment bank One Discovery Square 12010 Sunset Hills Road Suite 700 Reston, VA 20190	U.S.A.

C.W. Gilluly	415 1st St, SE Washington, DC 20003	Private investor 4900 Seminary Road, Suite 800 Alexandria, VA 22311	U.S.A.

Peter Belford, Sr.	c/o Analex Corporation 5904 Richmond Highway Suite 300 Alexandria, VA 22303	President First Flight Development, a real estate development company 4 Lucky Star Drive Park City, UT 84060	U.S.A.

Lese Ann Kodger	P.O. Box 45515 Westlake, OH 44145	Private investor	U.S.A.

Gerald McNichols	5904 Richmond Highway Suite 300 Alexandria, VA 22303	Chairman and Chief Executive Officer McNichols & McNichols, Inc., a consulting firm 23349 Parson Rd Middleburg, VA 20117-2817	U.S.A.

Mr. Stout is the trustee of the Stout Dynastic Trust and the manager of S Co., LLC. Mr. Stout, Shawna Stout and Mr. McNichols are each members of the Company’s Board of Directors.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Information regarding the source and amount of funds or other consideration used to acquire securities of the Company owned by Jon M. Stout, Patricia Stout, the Stout Dynastic Trust and J. Richard Knop is incorporated by reference herein to:

•	Item 3 of Schedule 13D dated March 30, 2000 and filed with the Securities and Exchange Commission (the “SEC”) on April 10, 2000 by Jon M. Stout, Patricia W. Stout, the Stout Dynastic Trust, J. Richard Knop and John D. Sanders;

•	Item 3 of Amendment No. 1 to Schedule 13D dated March 30, 2000 and filed with the SEC on April 11, 2000 by Jon M. Stout, Patricia W. Stout, the Stout Dynastic Trust, J. Richard Knop and John D. Sanders; and

•	Item 3 of Amendment No. 2 to Schedule 13D dated November 5, 2001 and filed with the SEC on November 16, 2001 by Jon M. Stout, Patricia W. Stout, the Stout Dynastic Trust, S. Co, LLC, J. Richard Knop and John D. Sanders.

Information regarding the source and amount of funds or other consideration used to acquire securities of the Company owned by C.W. Gilluly is incorporated herein by reference to Item 3 of Schedule 13D dated November 5, 2001 and filed with the SEC on November 16, 2001 by Mr. Gilluly.

Information regarding the source and amount of funds or other consideration used to acquire securities of the Company owned by Lese Ann Kodger is incorporated herein by reference to Item 3 of Schedule 13D dated November 5, 2001 and filed with the SEC on November 16, 2001 by Lese Ann Kodger.

Information regarding the source and amount of funds or other consideration used to acquire securities of the Company owned by Peter Belford, Sr. is incorporated herein by reference to Item 3 of Schedule 13D dated November 5, 2001 and filed with the SEC on November 16, 2001 by Peter Belford, Sr.

In addition, the following information is provided with respect to the source and amount of funds or other consideration used to acquire securities of the Company owned by the Reporting Persons:

On June 2, 1997, the Company issued Mr. Gilluly a warrant to purchase 620,000 shares of Common Stock at an exercise price of $.25 per share. This warrant expires on October 21, 2003. Mr. Gilluly has exercised this warrant with respect to 220,000 shares of Common Stock.

On November 2, 2001, the Company entered into a Securities Purchase Agreement with certain investors in the Company, including Mr. McNichols, pursuant to which the Company sold Mr. McNichols 438,956 shares of Common Stock and a warrant to purchase 90,407 shares of Common Stock at an exercise price of $.02 per share for aggregate cash consideration of $500,000 provided from personal funds. Mr. McNichols has exercised the warrant in full.

In connection with their initial investment in the Company on March 30, 2000, the Company issued each of Mr. Stout, Patricia Stout and the Stout Dynastic Trust warrants to purchase 235,161, 230,769 and 1,015,380 shares of Common Stock. In connection with the same transaction, the Company issued Mr. Knop a warrant to purchase 462,690 shares of Common Stock. Each of these warrants has an exercise price of $0.72 per share and expires on March 30, 2005. The Stout Dynastic Trust has exercised its warrant with respect to 347,222 shares of Common Stock and Mr. Knop has exercised his warrant with respect to 254,560 shares of Common Stock.

On March 31, 2000, the Company granted Mr. Stout an option under the Company’s 1994 Stock Option Plan to purchase 15,000 shares of the Company’s Common Stock at an exercise price of $1.64 per share. This option has a five year term and is currently fully vested. On September 9, 2000, the Company issued Mr. Stout an option under the Company’s 2000 Stock Option Plan to purchase 50,000 shares of Common Stock at an exercise price of $1.12 per share. This option has a five year term and is currently fully vested.

In connection with the Company’s entering into a credit facility with Bank of America, N.A. in November 2001, each of Mr. Knop and Mr. McNichols agreed to guarantee the obligations of the Company under such credit facility. As consideration for this guarantee, the Company issued each of Mr. Knop and Mr. McNichols a warrant to purchase 15,556 shares of Common Stock at an exercise price of $.02 per share on November 2, 2001 and a warrant to purchase 99,261 shares of Common Stock at an exercise price of $.02 per share on January 1, 2002. Each of such warrants has a five year term. The guarantees by Mr. Knop and Mr. McNichols terminated in November 2002. On April 17, 2003, Mr. McNichols exercised both of his warrants in full.

Pursuant to the Company’s policy of granting stock options to non-employee directors, Mr. McNichols has (i) a ten-year option granted under the Company’s 1994 Stock Option Plan on June 12, 2000 to purchase 2,500 shares of Common Stock at an exercise price of $.88 per share, (ii) a ten-year option granted under the Company’s 2000 Stock Option Plan on September 9, 2000 to purchase 5,000 shares of Common Stock at an exercise price of $1.02 per share, (iii) a ten-year option granted under the Company’s 2000 Stock Option Plan to purchase 5,000 shares of Common Stock at an exercise price of $1.75 per share, (iv) a ten-year option granted under the Company’s 2002 Stock Option Plan on April 1, 2002 to purchase 5,000 shares of Common Stock at an exercise price of $1.75 per share and (v) a ten-year option granted under the Company’s 2002 Stock Option Plan to purchase 5,000 shares of Common Stock at an exercise price of $2.42 per share.

No funds were involved in the formation of the group by the Reporting Persons.

Item 4. Purpose of Transaction

Pequot Transaction Voting Agreement

Under the Pequot Transaction Voting Agreement, the Reporting Persons have agreed that, at any meeting of the stockholders of the Company, or in connection with any action proposed to be taken by the stockholders of the Company, the Reporting Persons will vote specified shares of Common Stock directly held by the Reporting Persons in favor of the adoption of the Pequot Purchase Agreement and the approval of the transactions contemplated thereby. The shares of Common Stock subject to the Pequot Transaction Voting Agreement consist of 7,238,687 shares of Common Stock, and constitute approximately 48.2% of the issued and outstanding Common Stock as of July 18, 2003.

Pursuant to the terms of the Pequot Voting Agreement, each Reporting Person also agrees that until the transactions contemplated by the Pequot Purchase Agreement are consummated or the Pequot Purchase Agreement is terminated, such Reporting Person will not:

•	sell, transfer, pledge, assign, or otherwise dispose of such Reporting Person’s shares of the Company, except as provided in the Pequot Transaction Voting Agreement;

•	enter into any voting arrangement with respect to such shares; or

•	take any other action that would in any way restrict, limit, or interfere with the performance of such Reporting Person’s obligations under the Pequot Transaction Voting Agreement.

Stout Repurchase Agreement

Pursuant to the terms of the Stout Repurchase Agreement, and subject to the conditions contained therein, the Company has agreed with the Stout Parties to purchase, for an aggregate purchase price of $9,166,844.21:

•	2,625,451 shares of Common Stock owned by the Stout Parties; and

•	warrants to purchase 1,134,088 shares of Common Stock and options to purchase 75,000 shares of Common Stock owned by the Stout Parties.

The securities to be purchased under the Stout Repurchase Agreement constitute all of the equity interests in the Company owned by the Stout Parties, except for approximately 100,000 shares that Mr. Stout may use to make a gift to a specified academic institution.

The purchase price for the shares of Common Stock was determined by taking a 5% discount from the average closing price of the Company’s Common Stock for the 90 trading days preceding June 19, 2003. The average closing price for such period was approximately $2.76 per share, resulting in a discounted purchase price of $2.63 per share.

The purchase price for each of the warrants and options was determined by multiplying the number shares of Common Stock which would be received by a Stout Party upon exercise of its warrant or option by the discounted purchase price of $2.63 per share, as computed above, less the applicable per share exercise price of such warrant or option.

If, after the closing of the Pequot Transaction and through January 31, 2006, Mr. Stout attempts to transfer to any party, other than by donation to a specified academic institution, the approximately 100,000 shares of Common Stock Mr. Stout is expected to continue to directly own after the closing, then the Company has the right to repurchase those shares for $2.63 per share. This repurchase right will also apply for a fifteen-day period ending on February 15, 2006, if Mr. Stout has not made a gift of the shares prior to January 31, 2006. If Mr. Stout has not made a gift of the shares and the Company does not exercise its repurchase right on or prior to February 15, 2006, then Mr. Stout will thereafter hold the shares free of the restrictions described above.

The repurchase of the Stout Parties’ Common Stock, options and warrants pursuant to the Stout Repurchase Agreement is contingent upon the Company’s stockholders’ approval of the Pequot Transaction, including the Stout Repurchase Agreement, the Company’s receipt of an updated opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated as of the date the Company’s stockholders approve the Pequot Transaction, that the Pequot Transaction, including the Stout Repurchase Agreement, is fair, from a financial point of view, to the Company’s stockholders other than the Stout Parties, and the consummation of the transactions under the Pequot Purchase Agreement.

On March 30, 200, certain investors in the Company, including Mr. Stout, Patricia Stout, the Stout Dynastic Trust, Mr. Knop and Mr. Gilluly, entered into a Voting Agreement (the “March 2000 Voting Agreement”), pursuant to which such investors agreed to vote shares of Common Stock they owned in the Company for the election of directors in a specified manner. In addition, on March 30, 2000, the Company and certain investors, including Mr. Stout, Patricia Stout, the Stout Dynastic Trust and Mr. Knop, entered into a Registration Rights Agreement (the “March 2000 Registration Rights Agreement”), pursuant to which the Company granted such investors specified demand and piggyback registration rights. Upon the closing of the transactions under the Stout Repurchase Agreement, each of the March 2000 Voting Agreement and the March 2000 Registration Rights Agreement will be terminated.

In addition, in connection with the closing under the Stout Repurchase Agreement, Mr. Stout’s employment with the Company will be terminated, and an Employment Termination Agreement between the Company and Mr. Stout (the “Stout Employment Termination Agreement”) will become effective. Pursuant to the Stout Employment Termination Agreement, at the closing, the Company will pay Mr. Stout $280,000, representing two years’ base salary under Mr. Stout’s existing employment agreement. In addition, a Non-Competition Agreement between Mr. Stout and the Company (the “Stout Non-Competition Agreement”) will become effective at the Closing. Under the Stout Non-Competition Agreement, Mr. Stout agrees not to compete with the Company, solicit customers or vendors or solicit or hire Company employees, consultants or service providers for a period of three (3) years following the closing. As consideration for such non-competition and non-solicitation restrictions, and as long as Mr. Stout is in compliance with the Stout Non-Competition Agreement, the Company will pay him $50,000 every three months during the term of the agreement, for aggregate consideration of $600,000.

Stockholders’ Agreement

As a condition to the closing of the Pequot Transaction, certain stockholders in the Company (the “Principal Stockholders”) including Mr. Knop, Mr. Gilluly Mr. Belford, Ms. Kodger and Mr. McNichols, will enter into a Stockholders’ Voting Agreement (the “Stockholders’ Agreement”) with the Company and Pequot. The Principal Stockholders and Pequot are collectively referred to as the “Voting Stockholders.”

Pursuant to the Stockholders’ Agreement, the Voting Stockholders will agree to vote, or cause to be voted, all securities of the Company they own or over which they have voting control so that the number of directors of the Company will be seven (7), consisting of:

•	the Company’s chief executive officer, currently Sterling E. Phillips, Jr.;

•	two (2) directors designated by Pequot;

•	three (3) non-employee directors designated by the Company’s Chief Executive Officer and acceptable to Pequot; and

•	one (1) independent director designated by Pequot and acceptable to the Company’s Chief Executive Officer.

One of the directors designated by Pequot will be the “financial expert” required by Securities and Exchange Commission rules, and, to the greatest extent permitted by applicable law and regulations, at least one director designated by Pequot will be on each committee of the Board. If Pequot holds less than specified percentages of the securities it originally purchases at the Closing, Pequot will have the right to designate two, one or no directors. If Pequot has the right to designate fewer than two directors, the above voting provisions are adjusted in the manner described in the Stockholders’ Agreement.

Immediately following the closing of the Pequot Transaction, the Board will be constituted in accordance with the Stockholders’ Agreement, and will consist of four current directors (Mr. Phillips, Peter Belford, Sr., Lincoln D. Faurer and Daniel R. Young) and three directors designated by Pequot, including Gerald Poch, Managing Director of a Pequot affiliate, and Martin Hale, General Partner of a Pequot affiliate. At the closing, Mr. Stout, Shawna Stout, Alan Kaplan and Mr. McNichols will resign from the Board.

In certain circumstances, including the Company’s failure to redeem or pay certain amounts due under the securities issued to Pequot in the Pequot Transaction, Pequot may designate additional directors so that the Pequot directors comprise a majority of the Board. This right will terminate if the Company makes the required redemptions and repays the required amounts then due.

Other than the matters set forth above, no Reporting Person has any plans or proposals which relate to, or would result in the occurrence of, any of the transactions or events set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b).

The following table sets forth, with respect to each Reporting Person, (i) the aggregate number of shares of Common Stock beneficially owned by such Reporting Person, (ii) the percentage of Common Stock beneficially owned by such Reporting Person, (iii) the number of shares of Common Stock as to which such Reporting Person has sole power to vote or direct the vote, (iv) the number of shares Common Stock as to which such Reporting Person has the sole power to dispose or direct the disposition, (v) the number of shares of Common Stock as to which such Reporting Person has the shared power to vote or direct the vote, and (vi) the number of shares of Common Stock as to which such Reporting Person has the shared power to dispose or direct the disposition. Percentages are based upon 14,944,698 shares of Common Stock outstanding as of July 18, 2003.

Stockholder	Aggregate Number of Shares (1)		Percen- tage of Class (2)	Number of Shares as to Which Person has Sole Power to Vote		Number of Shares as to Which Person has Sole Power to Dispose		Number of Shares as to Which Person has Shared Voting Power		Number of Shares as to Which Person has Shared Power to Dispose
Jon M. Stout	6,236,527	(3)	36.8%	3,351,514	(4)	3,351,514	(4)	2,885,013	(5)	—
Patricia W. Stout	6,236,527	(3)	36.8%	397,403	(6)	397,403	(6)	5,839,124	(7)	—
Stout Dynastic Trust	6,236,527	(3)	36.8%	2,183,580	(8)	2,183,580	(8)	4,052,947	(9)	—
S Co., LLC	6,236,527	(3)	36.8%	740,605		740,605		5,495,922	(10)	—
J. Richard Knop	6,236,527	(11)	36.8%	1,115,082	(12)	1,115,082	(12)	5,121,445	(13)	—
C.W. Gilluly	1,134,781	(14)	7.4%	1,134,781	(14)	1,134,781	(14)	—		—
Peter Belford, Sr.	1,108,397		7.4%	1,108,397		1,108,397		—		—
Lese Ann Kodger	1,447,831		9.7%	1,447,831		1,447,831		—		—
Gerald McNichols	742,990	(15)	5.0%	742,990	(15)	742,990	(15)	—		—

(1) Each Reporting Person may be deemed to beneficially own all shares beneficially owned by all Reporting Persons, or 9,535,745 shares.

(2) Each Reporting Person may be deemed to beneficially own all shares beneficially owned by all Reporting Persons, or 56.3%.

(3) Includes 127,168 shares held by Mr. Stout, 166,634 shares held by Patricia Stout, Mr. Stout’s wife, 1,515,422 held by the Stout Dynastic Trust, 740,605 shares held by S Co., LLC, 89,776 shares held by Marcus Stout, Mr. Stout’s son and 89,776 shares held by Shawna Stout, Mr. Stout’s daughter; includes 235,161, 230,769 and 668,158 shares issuable upon the exercise of warrants held by Mr. Stout, Patricia Stout and the Stout Dynastic Trust, respectively; includes 65,000 and 6,670 shares issuable upon the exercise of options held by Mr. Stout and Shawna Stout, respectively; includes 2,306,391 shares held directly by others (including Mr. Knop and Mr. Gilluly) or issuable upon exercise of options and warrants held by others (including Mr. Knop and Mr. Gilluly) over which Mr. Stout has shared voting power pursuant to the March 2000 Voting Agreement.

(4) Includes 127,168 shares held by Mr. Stout, 1,515,422 shares held by the Stout Dynastic Trust, of which Mr. Stout is the trustee and 740,605 shares held by S Co., LLC, of which Mr. Stout is the manager; includes 235,161 and

668,158 shares issuable upon the exercise of warrants held by Mr. Stout and the Stout Dynastic Trust, respectively; includes 65,000 shares issuable upon the exercise of options held by Mr. Stout.

(5) Includes 166,634 shares held by Patricia Stout, 89,776 shares held by Shawna Stout and 89,776 shares held by Marcus Stout; includes 230,769 shares issuable upon the exercise of warrants held by Patricia Stout; includes 6,670 shares issuable upon the exercise of options held by Shawna Stout; includes 2,306,391 shares held directly by others (including Mr. Knop and Mr. Gilluly) or issuable upon exercise of options and warrants held by others (including Mr. Knop and Mr. Gilluly) over which Mr. Stout has shared voting power pursuant to the March 2000 Voting Agreement.

(6) Includes 166,634 shares held by Mrs. Stout and 230,769 shares issuable upon the exercise of warrants held by Mrs. Stout.

(7) Includes 127,161 shares held by Mr. Stout, 89,776 shares held by Shawna Stout and 89,776 shares held by Marcus Stout; includes 230,769 shares issuable upon the exercise of warrants held by Patricia Stout; includes 6,670 shares issuable upon the exercise of options held by Shawna Stout; includes 2,306,391 shares held directly by others (including Mr. Knop and Mr. Gilluly) or issuable upon exercise of options and warrants held by others (including Mr. Knop and Mr. Gilluly) over which Mrs. Stout has shared voting power pursuant to the March 2000 Voting Agreement.

(8) Includes 1,515,422 shares held by the Stout Dynastic Trust and 668,158 shares issuable upon the exercise of warrants held by the Stout Dynastic Trust.

(9) Includes 127,168 shares held by Mr. Stout, 166,634 shares held by Patricia Stout, 740,605 shares held by S Co., LLC, 89,776 shares held by Marcus Stout and 89,776 shares held by Shawna Stout; includes 235,161 and 230,769 shares issuable upon the exercise of warrants held by Mr. Stout and Patricia Stout, respectively; includes 65,000 and 6,670 shares issuable upon the exercise of options held by Mr. Stout and Shawna Stout, respectively; includes 2,306,391 shares held directly by others (including Mr. Knop and Mr. Gilluly) or issuable upon exercise of options and warrants held by others (including Mr. Knop and Mr. Gilluly) over which Mr. Stout has shared voting power pursuant to the March 2000 Voting Agreement.

(10) Includes 127,168 shares held by Mr. Stout, 166,634 shares held by Patricia Stout, 1,515,422 held by the Stout Dynastic Trust, 89,776 shares held by Marcus Stout and 89,776 shares held by Shawna Stout; includes 235,161, 230,769 and 668,158 shares issuable upon the exercise of warrants held by Mr. Stout, Patricia Stout and the Stout Dynastic Trust, respectively; includes 65,000 and 6,670 shares issuable upon the exercise of options held by Mr. Stout and Shawna Stout, respectively; includes 2,306,391 shares held directly by others (including Mr. Knop and Mr. Gilluly) or issuable upon exercise of options and warrants held by others (including Mr. Knop and Mr. Gilluly) over which Mr. Stout has shared voting power pursuant to the March 2000 Voting Agreement.

(11) Includes 792,135 shares held by Mr. Knop and 322,947 shares issuable pursuant to warrants held by Mr. Knop; includes 5,121,445 shares held by others (including Mr. Stout, Patricia Stout, the Stout Dynastic Trust, S. Co, LLC and Mr. Gilluly) and shares issuable upon the exercise of options and warrants held by others (including Mr. Stout, Patricia Stout, the Stout Dynastic Trust, S. Co, LLC and Mr. Gilluly) over which Mr. Knop has shared voting power pursuant to the March 2000 Voting Agreement.

(12) Includes 792,135 shares held by Mr. Knop and 322,947 shares issuable pursuant to warrants held by Mr. Knop.

(13) Includes shares held by others (including Mr. Stout, Patricia Stout, the Stout Dynastic Trust, S. Co, LLC and Mr. Gilluly) and shares issuable upon the exercise of options and warrants held by others (including Mr. Stout, Patricia Stout, the Stout Dynastic Trust, S. Co, LLC and Mr. Gilluly) over which Mr. Knop has shared voting power pursuant to the March 2000 Voting Agreement.

(14) Includes 610,875 shares held by Mr. Gilluly, 400,000 shares issuable upon the exercise of warrants held by Mr. Gilluly, 1,667 shares issuable upon the exercise of options held by Mr. Gilluly and 122,239 shares held by AMASYS Corporation, of which Mr. Gilluly is the controlling stockholder.

(15) Includes 728,820 shares held by Mr. McNichols and 14,170 shares issuable upon the exercise of options held by Mr. McNichols.

(c) Mr. Stout has sold 28,300 shares of Common Stock at prevailing market prices in the past sixty (60) days pursuant to a 10b5-1 Sales Plan. On July 7, 2003, Ms. Kodger sold 77,358 shares of Common Stock at a sales price of $2.75 per share. On July 15, 2003, Mr. Gilluly exercised (i) an option to purchase 30,000 shares of Common Stock at an exercise price of $.25 per share, (ii) an option to purchase 15,000 shares of Common Stock at an exercise price of $.50 per share and (iii) an option to purchase 15,000 shares of Common Stock at an exercise price of $.69 per share. No other Reporting Person has had any transactions in the Common Stock in the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the Pequot Transaction Voting Agreement, Stout Repurchase Agreement, the March 2000 Voting Agreement, the March 2000 Registration Rights Agreement and the Stockholders’ Agreement described above in Item 4 above, the Reporting Persons have the following contracts, arrangements and relationships with respect to the Company’s securities.

On June 2, 1997, the Company issued Mr. Gilluly a warrant to purchase 620,000 shares of Common Stock at an exercise price of $.25 per share. This warrant expires on October 21, 2003. Mr. Gilluly has exercised this warrant with respect to 220,000 shares of Common Stock.

In connection with their initial investment in the Company on March 30, 2000, the Company issued each of Mr. Stout, Patricia Stout and the Stout Dynastic Trust warrants to purchase 235,161, 230,769 and 1,015,380 shares of Common Stock. In connection with the same transaction, the Company issued Mr. Knop a warrant to purchase 462,690 shares of Common Stock. Each of these warrants has an exercise price of $0.72 per share and expires on March 30, 2005. The Stout Dynastic Trust has exercised its warrant with respect to 347,222 shares of Common Stock and Mr. Knop has exercised his warrant with respect to 254,560 shares of Common Stock.

On March 31, 2000, the Company granted Mr. Stout an option under the Company’s 1994 Stock Option Plan to purchase 15,000 shares of the Company’s Common Stock at an exercise price of $1.64 per share. This option has a five year term and is currently fully vested. On September 9, 2000, the Company issued Mr. Stout an option under the Company’s 2000 Stock Option Plan to purchase 50,000 shares of Common Stock at an exercise price of $1.12 per share. This option has a five year term and is currently fully vested.

On October 1, 2001, the Company entered into an Agreement and Plan of Merger (the “Analex Merger Agreement”) with Analex Corporation, a Nevada Corporation (“Old Analex”) and its equity holders, including Mr. Belford and Ms. Kodger, which Merger Agreement provided for the merger of Old Analex into a wholly-owned subsidiary of the Company. Under the Analex Merger Agreement, the holders of all the outstanding equity of Old Analex exchanged their Old Analex equity for consideration consisting of $6.5 million in a combination of cash and the satisfaction of certain liabilities of Old Analex, approximately 3.6 million shares of the Company’s Common Stock, certain promissory notes and other consideration. Under the Analex Merger Agreement, the Company guarantees the resale prices, at specified prices, of specified shares of Company Common Stock issued to the Old Analex sellers, including Mr. Belford and Ms. Kodger, in the transaction. In addition, the Analex Merger Agreement provides the Old Analex sellers, including Mr. Belford and Ms. Kodger, with specified piggyback registration rights with respect to the Common Stock issued to such sellers in the transaction.

In connection with the Company’s entering into a credit facility with Bank of America, N.A. in November 2001, each of Mr. Knop and Mr. McNichols agreed to guarantee the obligations of the Company under such credit facility. As consideration for this guarantee, the Company issued each of Mr. Knop and Mr. McNichols a warrant to purchase 15,556 shares of Common Stock at an exercise price of $.02 per share on November 2, 2001 and a warrant to purchase 99,261 shares of Common Stock at an exercise price of $.02 per share on January 1, 2002. Each of such warrants has a five year term. The guarantees by Mr. Knop and Mr. McNichols terminated in November 2002. On April 17, 2003, Mr. McNichols exercised both of his warrants in full.

Pursuant to the Company’s policy of granting stock options to non-employee directors, Mr. McNichols has (i) a ten-year option granted under the Company’s 1994 Stock Option Plan on June 12, 2000 to purchase 2,500 shares of Common Stock at an exercise price of $.88 per share, (ii) a ten-year option granted under the Company’s 2000 Stock Option Plan on September 9, 2000 to purchase 5,000 shares of Common Stock at an exercise price of $1.02 per share, (iii) a ten-year option granted under the Company’s 2000 Stock Option Plan to purchase 5,000 shares of Common Stock at an exercise price of $1.75 per share, (iv) a ten-year option granted under the Company’s 2002 Stock Option Plan on April 1, 2002 to purchase 5,000 shares of Common Stock at an exercise price of $1.75 per share and (v) a ten-year option granted under the Company’s 2002 Stock Option Plan to purchase 5,000 shares of Common Stock at an exercise price of $2.42 per share.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description

1	Voting Agreement, dated as of July 18, 2003, by and among the Reporting Persons (incorporated by reference to Exhibit 99.10 to the Company’s Current Report on Form 8-K dated July 18, 2003 and filed with the SEC on July 21, 2003).

2	Securities Repurchase Agreement, dated as of July 18, 2003, by and among Analex Corporation, Jon M. Stout, Patricia Stout, Shawna Stout, the Stout Dynastic Trust and S Co., LLC (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K dated July 18, 2003 and filed with the SEC on July 21, 2003).

3	Form of Stockholders’ Voting Agreement to be entered into by and among Analex Corporation, Pequot Private Equity Fund III, L.P., Pequot Offshore Private Equity Partners III, L.P., J. Richard Knop, C.W. Gilluly, Peter Belford, Sr., Lese Ann Kodger, Gerald McNichols and certain other stockholders of the Company (incorporated by reference to Exhibit 99.6 to the Company’s Current Report on Form 8-K dated July 18, 2003 and filed with the SEC on July 21, 2003).

4	Agreement and Plan of Merger, dated as of October 31, 2001, by and among Analex Corporation, certain Sellers, Analex Corporation Employee Stock Ownership Plan and Trust, Hadron, Inc. and Hadron Acquisition Corp. (incorporated by reference to Exhibit 2.3 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the SEC on March 26, 2002).

5	Amended Stock Purchase Warrant, dated June 2, 1997 issued to C.W. Gilluly (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 1999, filed with the SEC on September 28, 1999).

6	Warrant issued to Jon M. Stout on March 30, 2000 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated March 30, 2000 and filed with the SEC on April 14, 2000).

7	Warrant issued to Patricia W. Stout on March 30, 2000 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated March 30, 2000 and filed with the SEC on April 14, 2000).

8	Warrant issued to the Stout Dynastic Trust on March 30, 2000 (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K dated March 30, 2000 and filed with the SEC on April 14, 2000).

9	Warrant issued to J. Richard Knop on March 30, 2000 (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K dated March 30, 2000 and filed with the SEC on April 14, 2000).

10	Voting Agreement, dated March 30, 2000, by and among Jon M. Stout, Patricia W. Stout, the Stout Dynastic Trust, J. Richard Knop, C.W. Gilluly and certain other investors in Hadron, Inc. (incorporated by reference to Exhibit 9.1 to the Company’s Current Report on Form 8-K dated March 30, 2000 and filed with the SEC on April 14, 2000).

11	Registration Rights Agreement dated March 30, 2000 among Hadron, Inc, Jon M. Stout, Patricia W. Stout, Stout Dynastic Trust and J. Richard Knop (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated March 30, 2000 and filed with the SEC on April 14, 2000).

12	Form of Guaranty Warrant issued to J. Richard Knop (incorporated by reference to Exhibit 10.35 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, filed with the SEC on March 26, 2002).

13	Joint Filing Agreement, dated as of July 28, 2003, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

By:	/s/ JON M. STOUT
Jon M. Stout

By:	/s/ PATRICIA W. STOUT
Patricia W. Stout

STOUT DYNASTIC TRUST

By:	/s/ JON M. STOUT
Name:	Jon M. Stout
Title	Trustee

S CO., LLC

By:	/s/ JON M. STOUT
Name:	Jon M. Stout
Title:	Manager

By:	/s/ J. RICHARD KNOP
J. Richard Knop

By:	/s/ C.W. GILLULY
C.W. Gilluly

By:	/s/ PETER BELFORD, SR.
Peter Belford, Sr.

By:	/s/ LESE ANN KODGER
Lese Ann Kodger

By:	/s/ GERALD MCNICHOLS
Gerald McNichols

Dated: July 28, 2003